UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934 (Final Amendment)

Total Return Securities Fund
(Name of Subject Company (Issuer))

Total Return Securities Fund
(Name of Filing Person (Offeror))

COMMON STOCK,
$0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

870875101
(CUSIP Number of Class of Securities)

Andrew Dakos c/o Bulldog Investors, LLP Park 80 West | 250 Pehle Avenue, Suite 708 Saddle Brook, NJ 07663 1-800-730-2932	With a copy to: William G. Farrar, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

December 19, 2025
(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introductory Statement

This Final Amendment (the “Amendment”) hereby amends and supplements the Issuer Tender Offer Statement on Schedule TO initially filed by Total Return Securities Fund, a closed-end management investment company organized under the laws of the state of Delaware (the “Fund”), with the Securities and Exchange Commission (the “SEC”) on December 19, 2025, as amended by Amendment No. 1 to the Schedule TO filed with the SEC on January 21, 2026 (as amended hereby, the “Schedule TO”). The Schedule TO relates to the offer by the Fund to purchase up to 4,000,000 of its issued and outstanding shares of common stock, par value $0.001 per share, at a price equal to 98% of the net asset value (“NAV”) per share, determined as of the close of the regular trading session of the New York Stock Exchange (the “NYSE”), on January 21, 2026, the business day immediately following the day the offer expired, to the seller in cash, less any applicable withholding taxes and without interest (the “Offer”). The Offer expired at 5:00 p.m., Eastern Time, on January 20, 2026, pursuant to the Offer to Purchase, dated December 19, 2025, and the related Letter of Transmittal, copies of which were filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO.

This is the Final Amendment to the Schedule TO and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

1.	The Offer expired at 5:00 p.m., Eastern Time, on January 20, 2026.
2.	12,035,603.471 Shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer. The fund accepted for purchase 33.23% of the Shares of the Fund that were validly tendered and not withdrawn prior to the expiration of the Offer as permitted by Rule 13e-4(f)(1) of the Exchange Act .
3.	The net asset value of Shares tendered pursuant to the Offer was calculated as of January 21, 2026 in the amount of $83,647,444.12.
4.	The payment of the purchase price of the Shares tendered will be made in cash, less any applicable withholding taxes and without interest, as soon as practicable. The Shares were repurchased at a price of $6.81 per Share.

Except as specifically provided herein, the information contained in the Schedule TO and the Letter of Transmittal remains unchanged, and this Final Amendment does not modify any of the information previously reported on the Schedule TO or the Letter of Transmittal.

Items 1 through 9.

The information in the Offer to Purchase and the related Letter of Transmittal, previously filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO is incorporated herein by reference with respect to Items 1 through 9 of the Schedule TO.

Item 10. Financial Statements.

Not applicable.

Item 11.	Additional Information

(a)(1)	None

(a)(2)	None

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)	None

(c)

Item 11(c) of the Schedule TO is hereby amended and supplemented to add the following:

On January 22, 2026, the Fund issued a press release announcing the final results of the Offer, which expired at 5:00 p.m., Eastern Time, on January 20, 2026. A copy of the press release is filed as Exhibit (a)(5)(iv) to this Schedule TO and is incorporated by reference.

Item 12. Exhibits.

(a)(1)(i)	Offer to Purchase, dated December 19, 2025.*
(a)(1)(ii)	Form of Letter of Transmittal (Including IRS Form W-9 and the instructions included therewith).*
(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(iv)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Letter to Stockholders of the Fund, dated December 19, 2025.*
(a)(2)	Not applicable.
(a)(5)(i)	Press Release issued by the Fund, dated August 19, 2025 (incorporated by reference to Schedule TO-C filed by the Fund on August 20, 2025).
(a)(5)(ii)	Press Release issued by the Fund, dated December 19, 2025.*
(a)(5)(iii)	Press Release issued by the Fund, dated January 21, 2026.**
(a)(5)(iv)	Press Release issued by the Fund, dated January 22, 2026.***
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table***

*      Previously filed as an exhibit to the Fund’s Issuer Tender Offer Statement filed with the SEC on December 19, 2025.

**    Previously filed as an exhibit to Amendment No. 1 to the Fund’s Issuer Tender Offer Statement filed with the SEC on January 21, 2026.

***  Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Total Return Securities Fund

By:	/s/ Andrew Dakos
	Name:	Andrew Dakos
	Title:	President and Chief Executive Officer

Dated: January 22, 2026

Exhibit Index

(a)(5)(iv)	Press Release issued by the Fund, dated January 22, 2026.
107	Filing Fee Table